MetaSolv Software, Inc. Headquarters 5556 Tennyson Parkway Plano, Texas 75024 voice 972-403-8300 fax 972-403-8333 www.metasolv.com

June 30, 2005

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Your letter of June 16, 2005, concerning MetaSolv, Inc. (“the Company”)

Post-Effective Amendment #1 to Registration Statement on Form S-3

Your File No. 333-67428

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

Your File No. 000-28129

Dear Mr. Shuman:

This letter is in response to your referenced letter of June 16, 2005, concerning MetaSolv, Inc.’s Post-Effective Amendment #1 to Registration Statement on Form S-3 filed on May 18, 2005, MetaSolv, Inc.’s Form 10-K for the year ended December 31, 2004, and MetaSolv, Inc.’s Form 10-Q for the quarter ended March 31, 2005. For ease of reference, we have reproduced the full text of the Staff’s comments, each of which is followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 9A. CONTROLS AND PROCEDURES

SEC Comment #1. “You indicate that your disclosure controls and procedures were not effective at year end, because of a material weakness in internal controls over financial reporting related to your accounting for estimated income tax exposure and foreign income taxes. Explain the basis for your assertion that the “material weakness did not impact 2004 revenue, cash flow or any other significant performance indicator.” This statement appears inconsistent with disclosure that you have “a control deficiency that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management”. In light of a control deficiency that results in more than a remote likelihood of a “material misstatement of the income tax accounts and disclosures in the annual or interim consolidated financial statements,” it is unclear how you can conclude the deficiency did not affect any “performance indicator.”

Mr. Mark P. Shuman

June 30, 2005

MetaSolv, Inc. Response to SEC Comment #1.

The deficiency led to two differences in two areas of our income tax accounting, both relating to valuation of foreign tax exposures. Because the differences offset one another, there was no financial statement adjustment, no significant impact on performance indicators, and no actual material misstatement. However, because of the risk of a material misstatement, a finding of material weakness was made.

Effect on Performance Indicators. Significant performance indicators that could be impacted by the deficiency are income tax expense and other performance indicators related to income tax expense. The deficiency would have no effect on revenue, cash flow or any other performance indicator not related to income tax expense. In this particular case, the two identified differences in valuation of foreign tax exposures offset one another to an extent that there was no material impact on income tax expense or any related significant performance indicator. No audit adjustment resulted from these differences.

Likelihood of Material Misstatement. Management and its independent auditors also analyzed the risk presented by the deficiency. The analysis determined that either of the two foreign tax exposure differences, taken alone, unadjusted, and without the other, might have resulted in a material misstatement of the income tax accounts and disclosures in the annual or interim consolidated financial statements. This analysis was the basis for finding a “control deficiency that results in more than a remote likelihood of a ‘material misstatement.’”

Consistency of the Findings. The findings that there was a material weakness and that the material weakness did not impact a significant performance indicator are consistent in this case. The actual accounting differences resulted from the control deficiency, but they offset one another to produce no net misstatement of income tax expense. When these same differences were analyzed hypothetically, in a scenario where each difference was taken as if it were to exist without the other, the deficiency then would result in more than a remote likelihood of a ‘material misstatement’. The actual financial reporting result was immaterial, while the hypothetical misstatement could have been material.

SEC Comment #2. “Disclose whether management has a plan to employ personnel with adequate expertise in matters related to tax accounting, with a view towards eliminating the control deficiency that has been identified. If you have a plan to address the deficiency, clarify the steps you believe you need to take and describe where you are in the process of implementing the remedial measures. Additionally, you should discuss the costs of implementing any changes and how those costs will affect your operations, as material.”

MetaSolv, Inc. Response to SEC Comment #2.

Disclosure and Clarification of Steps of the Remediation Plan. Design of a remediation plan began before, and was completed after, March 28, 2005, the filing date of the Form 10-K. The remediation plan was subsequently disclosed in Item 4, Section C, of the Company’s May 10, 2005 filing on Form 10-Q with respect to the fiscal quarter ended March 31, 2005. We incorporate that document by reference for your information regarding our current remediation plan, and as clarification of the steps needed to be taken.

Mr. Mark P. Shuman

June 30, 2005

Current Status of Implementation Process. All steps of the remediation plan were commenced and operational to some extent at the time of the filing of the Company’s May 10, 2005 filing on Form 10-Q with respect to the fiscal quarter ended March 31, 2005. We had accomplished enough of the steps to find “reasonable assurance” as stated, but we had not yet completed the implementation and therefore were unable to report finally that disclosure controls were effective. These steps included, but were not limited to, the employment of the independent accounting firm contemplated by the remediation plan, which firm assisted in the preparation and review of quarterly and annual income tax provisions relating to foreign jurisdictions for that fiscal quarter. The Company has continued to further implement the plan since that time in the following respects: (1) the Company is in the process of contracting for a more permanent relationship with the independent accounting firm being used for tax advice in foreign jurisdictions; (2) the Company has more thoroughly documented and instituted across additional personnel the enhanced level of review of quarterly income tax provision calculations, beyond what was implemented prior to May 10, 2005; (3) the Company has provided training on SFAS No. 109 in addition to the preliminary in-house training that it had already completed during the period prior to May 10, 2005; and (4) the Company has further refined the documentation and process standards for income tax accounting. The Company will not consider the remediation as a whole to be complete until it has been in effect and evaluated through two quarterly financial reporting cycles.

The costs of the remediation will not be material.

SEC Comment #3. “Your executive’s conclusion with respect to the effectiveness of your disclosure controls and procedures is that the disclosure controls and procedures were not effective in “alerting (your chief executive officer and chief financial officer) on a timely basis to material information…required to be included in (y)our periodic SEC reports.” The language used is narrower than the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act. In your response letter, clarify whether your chief executive and chief financial officer concluded that your disclosure controls and procedures were not effective to ensure that information required to be disclosed is recorded, processed, summarized and reported on a timely basis and whether such information is made known to your officers to allow timely decisions regarding required disclosure. Please consider this comment in the preparation of future periodic reports.”

MetaSolv, Inc. Response to SEC Comment #3.

The Company’s chief executive and chief financial officer did in fact conclude that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed is recorded, processed, summarized and reported on a timely basis and were not effective to ensure that such information is made known to our officers to allow timely decisions regarding required disclosure. We believed the wording of our statement in Form 10-K to convey substantially that information. However, in light of your comment we will in the future use the language in Rule 13a-15(e) of the Exchange Act that you have referred to.

Mr. Mark P. Shuman

June 30, 2005

Form 10-Q for the fiscal quarter ended March 31, 2005

Item 4. Controls and Procedures

SEC Comment #4. “Your statement that the chief executive officer and chief financial officer concluded that the company’s controls and procedures were “designed to provide reasonable assurance that material information is made known…” is confusing and seemingly inconsistent with the statement that the disclosure controls and procedures “are not yet reportable as effective.” Revise to state unambiguously whether the required executives concluded that the disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.

MetaSolv, Inc. Response to SEC Comment #4.

In general, the language used by the Company in this Form 10-Q was intended to inform investors that we had designed, and commenced implementation of, a remedial plan, that we had accomplished enough of the implementation to find “reasonable assurance” as stated, but that we were not yet complete with the implementation and therefore unable to report finally that disclosure controls were effective. We did not believe they were “not effective,” but because they were not completely implemented and tested over two quarters, we were unwilling to certify them as being “effective.”

SEC Comment #5. “We note your disclosure with respect to the remediation steps you are “implementing” to address the material weakness relating to accounting for income tax estimates and foreign income taxes. Consistent with the preceding comment on the Form 10-K, please clarify the steps management plans to take to address the weakness you identified. Also describe which of those steps have been implemented, whether those actions took place in the quarter ended March 31, 2005, or in the subsequent period to the date the Form 10-Q was filed, and the additional actions that you believe are needed to address the deficiency.”

MetaSolv, Inc. Response to SEC Comment #5.

Please see the MetaSolv, Inc. Response to SEC Comment #2. MetaSolv believes that all of the steps of the remediation plan will have been completed as of June 30, 2005, which will also be the end of the second quarterly reporting cycle following the implementation of the remediation plan. As a result MetaSolv believes that it will be able to report definitively in its Form 10-Q for the fiscal quarter ending June 30, 2005, in the form suggested by SEC Comment #3 above, whether the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed is recorded, processed, summarized and reported on a timely basis and whether such information is made known to our officers to allow timely decisions regarding required disclosure.

Mr. Mark P. Shuman

June 30, 2005

SEC Comment #6. “Although you concluded that at March 31, 2005 your disclosure controls and procedures were not effective and also state that there was no change in your internal control in financial reporting during the quarter, you disclose that management believes that “the steps taken to date are sufficient to provide reasonable assurance that information required to be disclosed…is recorded, summarized and reported within the time period specified.” Please reconcile the apparent inconsistencies between these statements. If changes that address the deficiencies were made after the end of the quarter, please indicate this. The intended meaning of the statement that management believes the “steps taken to date are sufficient to provide reasonable assurances” is unclear with respect to management’s assessment as to the effectiveness of your disclosure controls and procedures.”

MetaSolv, Inc. Response to SEC Comment #6.

Perceived Inconsistencies. Please see MetaSolv, Inc. Response to SEC Comment #4, above, as to any perceived inconsistency between the Company’s belief that “the steps taken to date are sufficient to provide reasonable assurance” and the Company’s statement that the disclosure controls and procedures “are not yet reportable as effective”. The statement that there was “no change in internal control” during the quarter was intended in the context of there being no changes other than those positive changes being disclosed in Item 4.

Changes made after the end of the quarter. Some portion of each category of remediation action identified in the Form 10-Q was made after the end of the quarter ending March 31, 2005, but before the completion of financial statements and filing of the Form 10-Q for that quarter on May 10. The changes implemented during such period were used in the preparation and review of financial statements included in the Form 10-Q for that quarter.

Intended Meaning of “Steps Taken to Date are Sufficient.” Our intent here generally was to state (1) that the implementation steps taken to date provided the “reasonable assurance” described, (2) that we had not completed our intended implementation of the remediation plan, and (3) we expected to complete our intended implementation prior to the end of 2005.

Acknowledgments Requested by Your Letter of June 18. At your request, we also acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in its filings with the Commission.

•	that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark P. Shuman

June 30, 2005

We hope that this information is responsive to your request. We note that your comment letter stated that, depending on responses provided by the Company, amendments to the Company’s periodic reports may be required. We believe that amendments are unnecessary in this case because (1) as noted above, we expect to fully complete all steps of the remediation plan by the end of the second quarter, and we expect to report in our Form 10-Q for the second quarter that our disclosure controls and procedures are effective; (2) the Company agrees to comply with the comments to the extent applicable to future filings; (3) this letter (which has been filed via EDGAR and will be publicly available) clarifies (but does not change the substance of) the disclosures provided in the Form 10-K and Form 10-Q; and (4) the clarifications are not material to investors, especially given the disclosure that the Company expects to make in its upcoming Form 10-Q. We believe that these considerations, and the expense and administrative burdens attendant to preparing and filing the amendments, outweigh any benefits that could be provided by such amendments. If you have additional questions, we ask that you contact our General Counsel, Jonathan K. Hustis, at 972-403-8509, to coordinate our receipt of your request and our response.

Sincerely,

MetaSolv, Inc.

By:
T. Curtis Holmes, Jr.
President and Chief Executive Officer